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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING



                                  (CHECK ONE):

  |X| FORM 10-K AND FORM 10-KSB           |_| FORM 20-F          |_| FORM 11-K
  |_| FORM 10-Q AND FORM 10-QSB           |_| FORM N-SAR


         For Period Ended:   Year ended December 31, 2005

                  Transition Report on Form 10-K
                  Transition Report on Form 20-F
                  Transition Report on Form 11-F
                  Transition Report on Form 10-Q
                  Transition Report on Form N-SAR

         For the Transition Period Ended:


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         Read Instruction Before Preparing Form. Please Print or Type.

              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



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PART I--REGISTRANT INFORMATION
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Full Name of Registrant:                   Synova Healthcare Group, Inc.

Former Name if Applicable:                 N/A

Address of Principal Executive Office:    1400 North Providence Road, Suite 6010
                                          Media, Pennsylvania  19063



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PART II--RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

Synova Healthcare Group, Inc. (the "Company") has determined that it is unable to file its annual report on Form 10-KSB for the fiscal year ended December 31, 2005 (the "Form 10-KSB") within the prescribed period. The Company has been a reporting company only since August 12, 2005, and has had the services of its newly hired Chief Financial Officer for even less time. The fact that the Company is for the first time going through the auditing and annual report completion process as a public company, and with a relatively new Chief Financial Officer, has made it impossible for the Company to timely complete its audited financial statements and Form 10-KSB. These difficulties have been compounded by the Company's conclusion on March 14, 2006 that it must restate its interim financial information for the second and third quarters of 2005, which will require the Company to amend the applicable quarterly reports on Form 10-QSB before it can file the Form 10-KSB. The Company's inability to timely file the Form 10-KSB could not have been eliminated by the Company without unreasonable effort or expense.


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PART IV--OTHER INFORMATION
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         (1)      Name and telephone number of person to contact in regard to this notification

                  Robert L. Edwards            (610)             565-7080
                  -------------------------------------------------------------
                     (Name)                 (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   |_| Yes    |X|  No

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                  As will be disclosed in the Form 10-KSB, since August 12,
                  2005, there has been at least one report on Form 8-K to report disclosures required by such form that was not filed.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   |X| Yes    |_|  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report in its Annual Report on Form 10-KSB for the year ended December 31, 2005, subject to finalization and completion of the audit by its independent registered public accounting firm, estimated net sales of approximately $202,000 in 2005 as compared to approximately $458,000 in 2004 and an estimated net loss of approximately $4,817,000 in 2005 as compared to approximately $1,473,000 in 2004.

         The Company's net sales decreased from 2005 to 2004 due to the deterioration of market conditions and because certain co-operative advertising costs, which are deducted from gross sales, remained constant during 2005 even though gross sales decreased from year to year. The Company's net loss has increased as a result of significant increases in its marketing and general and administrative expenses in connection with its attempts to grow its business of marketing and selling non-invasive diagnostic test products and becoming a public company in August 2005.




                          SYNOVA HEALTHCARE GROUP, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 3, 2006                   By: /s/ Robert L. Edwards
                                          -------------------------------
                                       Name: Robert L. Edwards
                                       Title: Chief Financial Officer